UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

333-216815

333-220618

333-249459

SPIRIT REALTY CAPITAL, INC.

(Exact name of registrant as specified in its charter)

2727 North Harwood St., Suite 300

Dallas, Texas 75201

(972) 476-1900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.05 par value per share

6.000% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share

Guarantees of 4.450% Notes due 2026

Guarantees of 3.200% Notes due 2027

Guarantees of 2.100% Notes due 2028

Guarantees of 4.000% Notes due 2029

Guarantees of 3.400% Notes due 2030

Guarantees of 3.200% Notes due 2031

Guarantees of 2.700% Notes due 2032

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: 1

6.000% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share: 1

Guarantees of 4.450% Notes due 2026: 1

Guarantees of 3.200% Notes due 2027: 1

Guarantees of 2.100% Notes due 2028: 1

Guarantees of 4.000% Notes due 2029: 1

Guarantees of 3.400% Notes due 2030: 1

Guarantees of 3.200% Notes due 2031: 1

Guarantees of 2.700% Notes due 2032: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, Saints MD Subsidiary, Inc., as successor by merger to Spirit Realty, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SAINTS MD SUBSIDIARY, INC. as successor by merger to Spirit Realty, Inc.

Date: February 6, 2024	By:	/s/ Michelle Bushore
	Name:	Michelle Bushore
	Title:	Executive Vice President, Chief Legal Officer, General Counsel and Secretary